January 30, 2008
VIA EDGAR AND OVERNIGHT MAIL
Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
450 Fifth Street, N.W.
Washington, DC 20549

RE:	Monro Muffler Brake, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended March 31, 2007
File No. 0-19357
Dear Ms. Cvrkel:
This letter is in response to the Staff’s comments and questions regarding the Company’s recent Form 10-K and 10-Q filings in your letter dated January 9, 2008. The Company appreciates the Staff’s insight and input, and has responded to each comment below. In responding to these comments, the Company acknowledges that:
1.	the Company is responsible for the adequacy and accuracy of the disclosure in our filings.

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
For your convenience, we have repeated each of the Staff’s comments in italics immediately above our responses to each corresponding comment. Specifically, with regard to such comments:

Form 10-K for the Fiscal Year Ended March 31, 2007
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fiscal 2007 Compared to Fiscal 2006
Fiscal 2006 Compared to Fiscal 2005
1.	We note the disclosure in MD&A indicating that the Company completed the bulk sale of approximately $3.9 million and $4.1 million of slower moving inventory to Icon International, a barter company, during fiscal 2007 and fiscal 2006, respectively. Please tell us and revise MD&A language in future filings to disclose the significant terms of this transaction including the nature and amount of consideration received in connection with the sale. Also, if non-cash consideration was received, please explain how it was valued by the Company. In addition, if these transactions had a material impact on the Company’s reported gross profits for the periods, please revise MD&A to discuss and quantify the impact of these transactions on the Company’s reported gross profit.
Response:
The Company’s sales of inventory to the barter company, Icon International, represent non-monetary exchanges of inventory for barter credits. The Company accounts for the receipt of barter credits in accordance with Emerging Issues Task Force (“EITF”) Issue No. 93-11, “Accounting for Barter Transactions Involving Barter Credits”. In accordance with EITF 93-11, the Company has determined that the fair value of the inventory was more clearly evident than the value of the credits. Accordingly, the Company recorded these credits at the fair market value of the inventory exchanged, as determined primarily by reference to price lists for third party buying groups and jobber pricing. These buying groups and jobbers represent well-established wholesale outlets for the inventory the Company routinely buys, and the inventory values used to determine the sales amounts are consistent with cash pricing for similar transactions. The Company participates in these types of wholesale transactions in order to rebalance the levels of certain inventory.
The terms of these transactions were that the Company sold slower-moving inventory to the barter company in exchange for barter credits in fiscal 2007 and 2006 of $3.9 million and $4.4 million, respectively. The barter credits expire in 2014. The Company may use the barter credits to buy items such as travel or advertising from the barter company, or to pay suppliers who have accepted them on a dollar-for-dollar basis.

In management’s view, these transactions have not had a material impact on the Company’s reported gross profit for fiscal 2007 or fiscal 2006. Gross profit for fiscal year 2007 was 40.1% of sales including the barter transaction, and would have been 40.2% without it. Gross profit for fiscal year 2006 was 39.9% of sales, and would have been 40.0% without it.
In response to the Staff’s comments, in future filings (including in the Form 10Q for the quarter ended December 29, 2007), the Company will revise its MD&A to include the nature and amount of consideration received in connection with these transactions.
2.	We note from the discussion on pages 19, 20 and 21 of MD&A that other expense included $2.8 million, $1.0 million and $1.4 million in gains on the sale of fixed assets during fiscal 2007, 2006 and 2005, respectively. Note that gains on disposal of long-lived assets should be included as a component of income from operations as required by paragraph 45 of SFAS No. 144. Please revise your consolidated statement of operations in future filings to comply with the requirements of SFAS No. 144.
Response:
In response to the Staff’s comments, in future filings (including the Form 10-Q for the quarter ended December 29, 2007), the Company will revise its presentation of these gains and losses to include them as a component of income from operations.
Consolidated Statement of Changes in Shareholders’ Equity- page 29
3.	We note that you have presented the adjustment to initially apply the provisions of SFAS No. 158 for pension benefits as a component of your other comprehensive income and total comprehensive income for the fiscal year ended March 31, 2007. Please note that in accordance with paragraph 16a of SFAS No. 158 and paragraph A7 of Appendix A to SFAS No. 158, the effect of initially applying the provisions of SFAS No. 158 should be reported as an adjustment of the ending balance of accumulated other comprehensive income rather than as a component of other comprehensive income for the period. Please revise your disclosures with regard to your other comprehensive income and accumulated other comprehensive income for the year ended March 31, 2007, to comply with the guidance outlined in paragraph 16a of SFAS No. 158 in any future filings.

Response:
In response to the Staff’s comments, in future filings on Form 10-K, the Company will revise the presentation of the effect of initially applying the provisions of SFAS No. 158 as an adjustment of the ending balance of accumulated other comprehensive income for the year ended March 31, 2007.
Note 2- Acquisitions
4.	We note from the disclosure in Note 2 that the Company acquired 75 automotive maintenance and repair service stores throughout Ohio and Pennsylvania on April 29, 2006 for a purchase price of approximately $14.7 million. We also note from the disclosure in Note 5 that the Company recognized approximately $15.2 million of goodwill in connection with this acquisition. Please tell us and revise future filings to disclose the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Also, please ensure that future filings include all of the disclosures required by paragraphs 51 and 52 of SFAS No. 141 with respect to this acquisition, as applicable. These disclosures should include a condensed balance sheet showing the amounts assigned to any intangible assets acquired, and the amount of goodwill that is expected to be deductible for tax purposes. Your disclosures with respect to the acquisition of Valley Forge Tire & Auto Centers and Craven Tire and Auto during the first quarter of fiscal 2008 should be similarly revised in any future filings.
Response:
Acquisition of the ProCare Automotive Service Solutions LLC (“ProCare”) stores was a strategic move in the Company’s plan to fill in and expand its presence in its existing markets, and leverage fixed operating costs such as distribution and advertising.
The Company respectfully submits that the ProCare acquisition was not material to the Company’s overall operations. The income from continuing operations and assets acquired of ProCare amounted to less than 10% of the Company’s consolidated balances as of March 25, 2006. Accordingly, the Company believes disclosures of the nature of the transaction and its aggregate cost were sufficient related to this non-material business combination. In future filings on Form 10-K and 10-Q, the Company will include all the disclosures required by paragraph 51 and 52 of SFAS No. 141 for material acquisitions.

Consistent with the Company’s conclusion that the ProCare acquisition was not material to the overall operations of the Company (as discussed above), the Company respectfully submits that disclosure regarding the factors that led to the recognition of goodwill related to this particular acquisition is not required. In response to the Staff’s comments, in future filings the Company will include the factors that contributed to a purchase price that resulted in the recognition of goodwill on any material acquisitions.
The Company also respectfully submits that the fiscal 2008 acquisitions of Craven Tire & Auto and Valley Forge Tire & Auto Centers were, individually and in the aggregate, not material to the Company’s overall operations. Their combined assets acquired amounted to less than 10% of the Company’s consolidated balances as of March 31, 2007, and their combined pre-tax earnings were less than 1% of the Company’s pre-tax income for the year ended March 31, 2007. Further, their addition of 19 stores to an existing base of 696 stores was not a material factor. Accordingly, the Company believes no additional disclosures were required related to these non-material business combinations.
In future filings on Form 10-K and Form 10-Q, the Company will provide a condensed balance sheet disclosing the initial amounts assigned to each major asset and liability caption of acquired entities for any material acquisition.
Quarterly Reports on Form 10-Q for the quarters ended June 30, 2007 and September 29, 2007
Note 6- Supplemental Disclosure of Cash Flow Information
5.	We note the disclosures indicating that the Company recorded purchase accounting adjustments for the ProCare acquisition that increased goodwill by $698,000, reduced fixed assets by $1,592,000, increased debt by $142,000, reduced current liabilities by $31,000, reduced long-term liabilities by $540,000 and increased long-term deferred taxes by $465,000 during the six months ended September 29, 2007. Please tell us and explain in the notes to your financial statements in future filings the facts or circumstances that resulted in these purchase price adjustments during the six months ended September 29, 2007. As part of your response, you should also explain why these adjustments were required more than a year after the completion of the ProCare acquisition. We may have further comment upon receipt of your response.

Response:
All material purchase accounting adjustments relating to the ProCare acquisition occurred in the first quarter of fiscal 2008 and within one year of the acquisition, including the finalization of asset appraisals relating to capital leases assumed as part of the acquisition. The Company notes that it did record two individually immaterial adjustments during the second and third quarters of fiscal 2008 (net $300,000 reduction to goodwill). These second and third quarter adjustments would have resulted in income, and therefore, the Company deemed it prudent to record them as purchase accounting adjustments.
The Company’s future filings on Form 10-Q (including the Form 10Q for the quarter ended December 29, 2007), will report the facts and circumstances resulting in purchase price adjustments.
Note 9- Other items
6.	We note the disclosure indicating that Auction Direct has issued warrants to Monro for the purchase of 2.5% of its existing equity. We also note that the warrants are reflected at a zero value in the Company’s consolidated financial statements at September 29, 2007. Please tell us and explain in future filings why a zero value has been assigned to these warrants.
Response:
The Company recognizes that the warrants to purchase 2.5% of Auction Direct have some value. However, management believes that the fair value of the warrants is de minimis based on the specific facts and circumstances associated with Auction Direct. This assessment includes a consideration of Auction Direct’s brief history of operating as a small private company (founded in 2005), the inability of a 2.5% share of the company to control or significantly influence the operations, the lack of public marketability of the warrants or the underlying shares and the four-year vesting period of the rights to exercise these warrants. In addition, a market for the warrants does not currently exist.
We believe this transaction with Auction Direct is principally governed by EITF 00-8, “Accounting by a Grantee for an Equity Instrument to be Received in Conjunction with Providing Goods or Services”. Accordingly, we will continue to evaluate the value of the warrants in future periods and make the appropriate adjustments in accordance with EITF 00-8.

In response to the Staff’s comments, in future filings on Form 10-Q (including the Form 10Q for the quarter ended December 29, 2007), the Company will revise its disclosure to reflect that the value of the warrants was de minimis. Further, if the value of the warrants increases to above a de minimis amount, or the revenue component materially impacts revenues or margins, we will similarly disclose that impact.
Management’s Discussion and Analysis
First Quarter ended June 30, 2007 compared to First Quarter ended June 24, 2006
7.	We note from discussion in MD&A that the increase in gross profit for the quarter ended June 30, 2007 was due in part to a shift in vendor rebates from SG&A to cost of sales in the current quarter as compared to the prior year. Please tell us and explain in MD&A in future filings why more vendor rebates were reflected in cost of sales in the current period versus SG&A in prior periods. We may have further comment upon receipt of your response.
Response:
In accordance with EITF 02-16, “Accounting by a Customer (Including a Reseller) for Cash Consideration Received from a Vendor”, for vendor agreements entered into or modified after December 31, 2002, the Company accounts for vendor rebates and cooperative advertising credits as a reduction of the cost of products purchased, except where the rebate or credit is a reimbursement of costs incurred to sell the vendor’s product, in which case it is offset against the costs incurred. Vendor rebates and credits associated with vendor agreements entered into prior to December 31, 2002 are recognized as cooperative advertising income as earned and are classified as a reduction of selling, general and administrative expenses. At the effective date of EITF 02-16, several of the Company’s major vendor agreements had terms which extended out several years, or contained evergreen provisions. The Company recorded vendor rebates associated with these agreements as it had in the past, as a component of SG&A. As the agreements have expired and new agreements have been signed with the same or new vendors, the Company records the vendor rebates associated with these agreements as inventory turns, as a reduction of cost of sales. This has resulted in a continuing shift of vendor rebate credits from SG&A to cost of sales, over time.
In response to the Staff’s comments, in future filings (including the Form 10Q for the quarter ended December 29, 2007), the Company will more clearly disclose this information.
Please feel free to call the undersigned if you have any questions or require additional information.

Sincerely,
MONRO MUFFLER BRAKE, INC.
/s/ Catherine D’Amico
Catherine D’Amico
Executive Vice President — Finance
and Chief Financial Officer
CD:ljm

CC:	Robert G. Gross — President and Chief Executive Officer, Monro Muffler Brake, Inc.
David D. Abruzzese — Controller, Monro Muffler Brake, Inc.
John W. Van Heel — Executive Vice President — Store Support, Monro Muffler Brake, Inc.
Maureen E. Mulholland — General Counsel, Monro Muffler Brake, Inc.
Eileen M. Francati — Finance Manager, Monro Muffler Brake, Inc.
Michelle A. Cohen — Internal Audit Manager, Monro Muffler Brake, Inc.
Monro Muffler Brake, Inc. Audit Committee Members
Marc Weingarten — Schulte Roth & Zabel LLP
James Nicoll — Schulte Roth & Zabel LLP
PricewaterhouseCoopers LLP